UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DYNCORP INTERNATIONAL INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

26817C101

(CUSIP Number)

Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26817C101		Page 2 of 12 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,457,571 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,457,571 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,571 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26817C101		Page 3 of 12 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,457,571 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,457,571 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,571 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 26817C101		Page 4 of 12 Pages
1		NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,445,100 (1) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,445,100 (1) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,445,100 (1) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26817C101		Page 5 of 12 Pages
1		NAME OF REPORTING PERSON CR Intrinsic Investors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 350,000 (2) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,000 (2) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 (2) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26817C101		Page 6 of 12 Pages
1		NAME OF REPORTING PERSON Steven A. Cohen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,807,571 (1) (2) (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,807,571 (1) (2) (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,807,571 (1) (2) (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (1) (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer.

This Schedule 13D relates to shares of Class A common stock, $0.01 par value per share (the “Common Stock”), of DynCorp International Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 3190 Fairview Park Drive, Suite 700, Falls Church, Virginia 22042.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”), S.A.C. Velocity Fund, LLC ("SAC Velocity") and S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant”);

(ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC Velocity and SAC MultiQuant;

(iii) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it;

(iv) CR Intrinsic Investors, LLC (“CR Intrinsic Investors”) with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”); and

(v) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, SAC Velocity,  SAC MultiQuant, CR Intrinsic Investors and  CR Intrinsic Investments.

SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, CR Intrinsic Investors and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

(b) The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors, and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, and (ii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

(c) The principal business of SAC Capital Associates is to serve as a private investment limited liability company. The principal business of SAC Capital Advisors LP is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments, and to control the investing and trading in securities by this private investment fund. The principal business of SAC Capital Advisors Inc. is to serve as the general partner of SAC Capital Advisors LP. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors LP, CR Intrinsic Investors, and other affiliated entities.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SAC Capital Advisors LP is a Delaware limited partnership. CR Intrinsic Investors is a Delaware limited liability company. SAC Capital Advisors Inc. is a Delaware corporation. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons expended an aggregate of approximately $49,812,951 of investment capital to purchase the 3,807,571 (1) (2) shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates, SAC MultiQuant and CR Intrinsic Investments in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Deutsche Bank, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

On April 12, 2010, the Issuer filed a Form 8-K with the Securities and Exchange Commission stating that it had entered into an Agreement and Plan of Merger with Delta Tucker Holdings, Inc. (“Parent”) and its wholly-owned subsidiary, Delta Tucker Sub, Inc. (“Merger Sub”), on April 11, 2010, pursuant to which Merger Sub will be merged with and into the Issuer, and as a result the Issuer will continue as the surviving corporation and be a wholly owned subsidiary of Parent. Each issued and outstanding share of the Issuer’s Common Stock will be canceled and will be automatically converted into the right to receive $17.55 in cash.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of their investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs.

Depending on various factors, including, the Issuer's financial position and strategic direction, the outcome of the matters referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer, dispose of some or all of their Common Stock of the Issuer, engage in short-selling or hedging or similar transactions with respect to the Common Stock of the Issuer, and/or continue to hold Common Stock of the Issuer. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the close of business on April 21, 2010, the Reporting Persons beneficially owned an aggregate of 3,807,571 (1) (2) shares of Common Stock, representing approximately 6.8% (1) (2) of the shares of Common Stock outstanding. The percentages used herein are based upon 56,285,726 shares of Common Stock reported to be outstanding as of February 4, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 8, 2010.

SAC Capital Advisors LP, SAC Capital Advisors Inc., CR Intrinsic Investors and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates, SAC MultiQuant and SAC Velocity.  SAC Capital Advisors

Inc. is the general partner of SAC Capital Advisors LP. CR Intrinsic Investors maintains investment and voting power with respect to securities held by CR Intrinsic Investments. Mr. Cohen controls SAC Capital Advisors Inc. and CR Intrinsic Investors. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 3,457,571 (1) shares of Common Stock (constituting approximately 6.1% (1) of the shares of Common Stock outstanding) and each of CR Intrinsic Investors and Mr. Cohen may be deemed to beneficially own 350,000 (2) shares of Common Stock (constituting approximately 0.6% (2) of the shares of Common Stock outstanding).

(1) Includes 645,100 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates.

(2) Includes 100,000 shares of Common Stock receivable upon the exercise of call options held by CR Intrinsic Investments.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,457,571 (1) shares of Common Stock, constituting 6.1% (1) of such class of securities;

(ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,457,571 (1) shares of Common Stock, constituting 6.1% (1) of such class of securities;

(iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,445,100 (1) shares of Common Stock, constituting 6.1% (1) of such class of securities;

(iv) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 350,000 (2) shares of Common Stock, constituting 0.6% (2) of such class of securities; and

(v) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,807,571 (1) (2) shares of Common Stock, constituting approximately 6.8% (1) (2) of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates, CR Intrinsic Investors and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC MultiQuant and CR Intrinsic Investments.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As noted in Item 5 above, SAC Capital Associates and CR Intrinsic Investments hold call options to acquire an aggregate of 645,100 and 100,000 shares of Common Stock, respectively. Such options have an expiration date of June 19, 2010 and are included in the beneficial ownership amounts reported on this Schedule 13D.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 7,936 shares of Common Stock through such contracts. SAC MultiQuant also has short economic exposure to 4,716 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.	Material to be filed as Exhibits.

1.	Schedule A - Sixty Day Trading History
2.	Exhibit 99.1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010

S.A.C. CAPITAL ADVISORS, L.P.

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

CR INTRINSIC INVESTORS, LLC

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

STEVEN A. COHEN

By:	/s/ Peter Nussbaum

Name: Peter Nussbaum

Title: Authorized Person

Schedule A

SIXTY DAY TRADING HISTORY,

DYNCORP INTERNATIONAL INC.

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Date	Name	Amount	Weighted Average Price	Range of Prices
2/12/2010	S.A.C. MULTIQUANT FUND, LLC	-3100	10.31794	10.25-10.40
2/16/2010	S.A.C. MULTIQUANT FUND, LLC	-4900	10.76689	10.49 -10.96
2/17/2010	S.A.C. MULTIQUANT FUND, LLC	-8500	11.34312	11.11-11.75
2/18/2010	S.A.C. MULTIQUANT FUND, LLC	-1392	11.72713	11.68-11.74
2/19/2010	S.A.C. CAPITAL ASSOCIATES, LLC	50000	11.23908	11.215-11.25
2/19/2010	S.A.C. MULTIQUANT FUND, LLC	-500	11.264	11.25-11.27
2/22/2010	S.A.C. MULTIQUANT FUND, LLC	-600	11.25667	11.25-11.26
2/24/2010	S.A.C. MULTIQUANT FUND, LLC	-16100	10.98388	10.82-11.04
2/25/2010	S.A.C. MULTIQUANT FUND, LLC	-1708	11.10958	11.00-11.20
2/26/2010	S.A.C. MULTIQUANT FUND, LLC	-500	11.224	11.22-11.24
3/2/2010	S.A.C. VELOCITY FUND, LLC	-600	10.9	10.9
3/2/2010	S.A.C. MULTIQUANT FUND, LLC	-100	10.95	10.95
3/2/2010	S.A.C. VELOCITY FUND, LLC	2800	11.025	10.98-11.06
3/2/2010	S.A.C. VELOCITY FUND, LLC	-2200	11.12034	11.12-11.125
3/2/2010	S.A.C. MULTIQUANT FUND, LLC	300	11.32667	11.32-11.33
3/3/2010	S.A.C. MULTIQUANT FUND, LLC	-2000	11.0685	10.95-11.18
3/9/2010	S.A.C. MULTIQUANT FUND, LLC	-800	11.12	11.12
3/15/2010	S.A.C. VELOCITY FUND, LLC	500	10.99	10.99
3/15/2010	S.A.C. VELOCITY FUND, LLC	-1700	10.99	10.99
3/15/2010	S.A.C. CAPITAL ASSOCIATES, LLC	17200	10.99958	10.9902-11
3/15/2010	S.A.C. CAPITAL ASSOCIATES, LLC	44800	11.06841	11.02-11.34
3/15/2010	S.A.C. MULTIQUANT FUND, LLC	-1600	11.21188	11.17-11.41
3/15/2010	S.A.C. VELOCITY FUND, LLC	1800	11.04722	11.02-11.06
3/15/2010	S.A.C. VELOCITY FUND, LLC	-600	11	11
3/16/2010	S.A.C. CAPITAL ASSOCIATES, LLC	13000	11.49835	11.47-11.51
3/16/2010	S.A.C. MULTIQUANT FUND, LLC	-100	11.49	11.49
3/17/2010	S.A.C. VELOCITY FUND, LLC	-3700	11.75541	11.75-11.76
3/17/2010	S.A.C. VELOCITY FUND, LLC	3700	11.86703	11.86-11.87
3/18/2010	S.A.C. VELOCITY FUND, LLC	-1288	11.58904	11.56-11.61
3/18/2010	S.A.C. VELOCITY FUND, LLC	1288	11.87845	11.87-11.88
3/18/2010	S.A.C. MULTIQUANT FUND, LLC	-300	12.02	12.02

3/19/2010	S.A.C. MULTIQUANT FUND, LLC	3100	11.54911	11.38-11.70
3/19/2010	S.A.C. VELOCITY FUND, LLC	600	11.67	11.67
3/19/2010	S.A.C. VELOCITY FUND, LLC	-600	11.40667	11.38-11.45
3/23/2010	S.A.C. VELOCITY FUND, LLC	3233	12.14972	12.01-12.25
3/23/2010	S.A.C. VELOCITY FUND, LLC	-3233	12.13208	11.94-12.25
3/25/2010	S.A.C. MULTIQUANT FUND, LLC	2200	11.82759	11.73-11.89
3/25/2010	S.A.C. VELOCITY FUND, LLC	1174	11.82928	11.82-11.83
3/25/2010	S.A.C. VELOCITY FUND, LLC	-1174	11.81429	11.77-11.84
3/26/2010	S.A.C. MULTIQUANT FUND, LLC	300	11.75667	11.72-11.78
3/29/2010	S.A.C. VELOCITY FUND, LLC	1700	11.43588	11.43-11.45
3/29/2010	S.A.C. VELOCITY FUND, LLC	-1480	11.46	11.46
3/30/2010	S.A.C. VELOCITY FUND, LLC	-220	11.46	11.46
4/1/2010	S.A.C. MULTIQUANT FUND, LLC	-2900	11.93594	11.45-12.15
4/5/2010	S.A.C. MULTIQUANT FUND, LLC	1100	11.69912	11.65-11.75
4/6/2010	S.A.C. MULTIQUANT FUND, LLC	-2700	11.79037	11.63-11.95
4/7/2010	S.A.C. MULTIQUANT FUND, LLC	-1400	12.01018	11.96-12.06
4/8/2010	S.A.C. MULTIQUANT FUND, LLC	-700	12.00543	11.97-12.08
4/12/2010	CR INTRINSIC INVESTMENTS, LLC	250000	17.47711	17.42-17.50
4/12/2010	S.A.C. CAPITAL ASSOCIATES, LLC	1625000	17.40938	17.35-17.48
4/12/2010	S.A.C. MULTIQUANT FUND, LLC	-5600	17.38554	17.35-17.47
4/12/2010	S.A.C. VELOCITY FUND, LLC	17500	17.39674	17.37-17.40
4/12/2010	S.A.C. VELOCITY FUND, LLC	-17500	17.4032	17.37-17.44
4/13/2010	S.A.C. MULTIQUANT FUND, LLC	4100	17.40537	17.36-17.43
4/13/2010	S.A.C. MULTIQUANT FUND, LLC	-1000	17.3815	17.3325-17.43
4/13/2010	S.A.C. VELOCITY FUND, LLC	17650	17.36153	17.36-17.39
4/13/2010	S.A.C. VELOCITY FUND, LLC	-17650	17.36904	17.35-17.38
4/14/2010	S.A.C. MULTIQUANT FUND, LLC	200	17.32	17.32
4/14/2010	S.A.C. MULTIQUANT FUND, LLC	-15900	17.32538	17.28-17.35
4/15/2010	S.A.C. CAPITAL ASSOCIATES, LLC	150000	17.21835	17.205-17.22
4/15/2010	S.A.C. MULTIQUANT FUND, LLC	-1100	17.23523	17.23-17.28
4/15/2010	S.A.C. MULTIQUANT FUND, LLC	100	17.31	17.31
4/16/2010	S.A.C. MULTIQUANT FUND, LLC	7500	17.30347	17.22-17.35
4/16/2010	S.A.C. MULTIQUANT FUND, LLC	-1800	17.26056	17.20-17.35
4/19/2010	S.A.C. MULTIQUANT FUND, LLC	4800	17.20583	17.18-17.24
4/19/2010	S.A.C. MULTIQUANT FUND, LLC	-4800	17.18083	17.17-17.22
4/20/2010	S.A.C. CAPITAL ASSOCIATES, LLC	100000	17.20349	17.20-17.205
4/20/2010	S.A.C. MULTIQUANT FUND, LLC	9900	17.22064	17.20-17.25
4/20/2010	S.A.C. MULTIQUANT FUND, LLC	-1700	17.21676	17.20-17.24
4/21/2010	S.A.C. CAPITAL ASSOCIATES, LLC	50000	17.16996	17.165-17.17
4/21/2010	S.A.C MULTIQUANT FUND, LLC	6600	17.195	17.17-17.21
4/21/2010	SA.C. MULTIQUANT FUND, LLC	-1200	17.18688	17.1725-17.23